SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------


                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                                   (Mark one)

          /x/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934

                        For the transition period from to

                         Commission File Number: 0-29630



  A. Full title of the plan and address of the plan, if different from that of the issuer below:

                        Shire US Inc. 401(K) Savings Plan



 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:



                         Shire Pharmaceuticals Group plc
                      Hampshire International Business Park
                              Chineham, Basingstoke
                               Hampshire, RG24 SEP
                                     England

                        SHIRE US INC. 401(K) SAVINGS PLAN


             (Formerly Richwood Pharmaceutical 401(K) Savings Plan)


                 Financial Statements and Supplemental Schedules


                           December 31, 2001 and 2000

                        SHIRE US INC. 401(k) SAVINGS PLAN
             (formerly Richwood Pharmaceutical 401(k) Savings Plan)


                                Table of Contents



                                                                           Page

KPMG LLP Independent Auditors' Report                                        1

Arthur Andersen LLP Independent Auditors' Report - COPY                      2

Statements of Net Assets Available for Plan Benefits as of
     December 31, 2001 and 2000                                              3

Statements of Changes in Net Assets Available for Plan Benefits
     for the Plan years ended December 31, 2001 and 2000                     4

Notes to Financial Statements                                                5

Supplemental Schedules

I    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)          9

II   Schedule G, Part III - Schedule of Nonexempt Transactions              10

                            [Letterhead of KPMG LLP]

KPMG
1600 PNC Center
201 East Fifth Street
Cincinnati, OH  45202

                          Independent Auditors' Report


Investment Advisory Committee of the
   Shire US Inc. 401(k) Savings Plan
   (formerly Richwood Pharmaceutical
   401(k) Savings Plan):


We have audited the accompanying statement of net assets available for plan benefits of the Shire US Inc. 401(k) Savings Plan (formerly Richwood Pharmaceutical 401(k) Savings Plan) (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit. The financial statements of the Plan as of December 31, 2000, were reported upon by other auditors whose report was dated October 5, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2001, and the changes in its net assets available for Plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information included in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     /s/ KPMG LLP



Cincinnati, Ohio
June 14, 2002

                       [Letterhead of Arthur Andersen LLP]

                                                                            COPY


Report of Independent Public Accountants

To the Administrative Committee
   Shire US, Richwood 401(k) Savings Plan:


We have audited the accompanying statement of net assets available for benefits of the SHIRE US, INC. RICHWOOD 401(k) SAVINGS PLAN as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit. The financial statements of the Plan as of December 31, 1999 were reported upon by other auditors whose report dated December 18, 2000, included a disclaimer of opinion because the plan administrator, as permitted by the Department of Labor Rules and Regulations, instructed then not to audit the information certified by the Trustee.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     /S/ Arthur Andersen LLP



Cincinnati, Ohio,
   October 5, 2001


                        SHIRE US INC. 401(k) SAVINGS PLAN
             (formerly Richwood Pharmaceutical 401(k) Savings Plan)

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000


                                                                   2001                                2000
                                                          ---------------------                 -------------------
Assets
   Cash                                                   $               --                            188,850
   Investments (at fair value)
       Collective investment fund                                    244,074                            151,070
       Mutual funds                                                8,314,168                          3,747,764
       Company stock                                               1,379,088                            748,659
       Participant loans                                              76,606                             69,600
                                                          ---------------------                 -------------------
                                                                  10,013,936                          4,717,093
Receivables:
   Employer contributions                                            416,075                             40,047
   Participant contributions                                         235,416                             39,423
   Income receivable                                                   3,751                                 --
                                                          ---------------------                 -------------------

                  Total receivables                                  655,242                             79,470
                                                          ---------------------                 -------------------

                  Total assets                            $       10,669,178                          4,985,413
                                                          =====================                 ===================

Liabilities--
   Due to broker for security purchases                   $               --                            165,687
                                                          ---------------------                 -------------------

                  Total liabilities                                       --                            165,687
                                                          ---------------------                 -------------------
Net assets available for plan benefits                    $       10,669,178                          4,819,726
                                                          =====================                 ===================


See accompanying notes to financial statements.


                        SHIRE US INC. 401(k) SAVINGS PLAN
             (formerly Richwood Pharmaceutical 401(k) Savings Plan)

         Statements of Changes in Net Assets Available for Plan Benefits

               For the Plan years ended December 31, 2001 and 2000


                                                                             2001                 2000
                                                                      ------------------- --------------------
Additions:
   Investment income (loss):
       Net depreciation in fair value of investments                    $    (1,010,758)           (309,059)
       Interest and dividends                                                    49,392              34,611
                                                                      ------------------- --------------------
                                                                               (961,366)           (274,448)

   Contributions:
       Participant                                                            2,682,113           1,143,159
       Employer                                                               2,402,253           1,050,934
                                                                      ------------------- --------------------
                                                                              5,084,366           2,194,093
                                                                      ------------------- --------------------
Transfer from Roberts Pharmaceutical Corporation
   Savings and Protection Plan                                                3,057,057                  --
                                                                      ------------------- --------------------

                  Total additions                                             7,180,057           1,919,645
Deductions:
       Benefits paid to participants                                          1,329,165             271,510
       Administrative expenses                                                    1,440                  25
                                                                      ------------------- --------------------
                  Total deductions                                            1,330,605             271,535
                                                                      ------------------- --------------------

                  Net increase                                                5,849,452           1,648,110

Net assets available for plan benefits:
   Beginning of year                                                          4,819,726           3,171,616
                                                                      ------------------- --------------------
   End of year                                                          $    10,699,178     $     4,819,726
                                                                      =================== ====================

See accompanying notes to financial statements.


                        SHIRE US INC. 401(k) SAVINGS PLAN
             (formerly Richwood Pharmaceutical 401(k) Savings Plan)
                          Notes to Financial Statements
                           December 31, 2001 and 2000

(1)  Plan Description

     The following description of the Shire US Inc. 401(k) Savings Plan (formerly Richwood Pharmaceutical 401(k) Savings Plan) (the Plan) provides only general information. Participants should refer to the Plan for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan covering all part-time and full-time employees, excluding co-ops and interns, of Shire US Inc. (the Company) age eighteen or older. All eligible employees may begin participation in the Plan on the first of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (ERISA).

     (b)  Contributions

          Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The rollover amount from other qualified plans was included in participant contributions and amounted to $470,842 for the year ended December 31, 2001. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, company stock, money market funds and a collective investment option for participants. The Company contributes, on a bi-weekly basis, $2.33 for each $1 contributed by the participant up to the first 3% of compensation. Additional discretionary amounts may be contributed at the option of the Company. All Company contributions are invested in a portfolio of investments as directed by the participant. Contributions are subject to certain limitations.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution, the participant's share of Company contributions, forfeitures, plan earnings and losses net of mutual fund expenses. Allocations are based on participant earnings or account balances, as defined. The $1,440 of plan expenses consists of loan processing fees charged to the participant's account in which the loan applies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts occurs on a pro rata basis and is based on years of service. A participant is 100 percent vested after five years of service.

     (e)  Participant Loans

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.75% to 10.50%, which are commensurate with local prevailing rates as determined at the inception of each loan.


                                                                     (continued)

                        SHIRE US INC. 401(k) SAVINGS PLAN
             (formerly Richwood Pharmaceutical 401(k) Savings Plan)
                          Notes to Financial Statements
                           December 31, 2001 and 2000

     (f)  Payment of Benefits

          On termination of service for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or substantially equal installments (monthly, quarterly, semi-annually or annually) over a period measured by reference to the life expectancy of the spouse or the joint and last survivor life expectancy of the participant or the participant's spouse. Participants with accounts transferred for the Roberts Pharmaceutical Savings and Protection Plan also may receive distribution in the form of a single life annuity and a Qualified Joint and Survivor Annuity. Distributions are made in cash.

     (g)  Expenses of the Plan

          The Company pays certain administrative expenses of the Plan. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan. Investment income is stated net of investment management fees.

     (h)  Forfeitures

          Upon participant termination, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. Forfeitures shall be allocated to participants in the same manner as the employer's contributions, after five consecutive one year breaks in service for the terminated participant. The amount of unallocated forfeitures as of December 31, 2001 was $103,967.

(2)  Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared using the accrual method of accounting.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  Investment Valuation

          The Plan's investments, except for participant loans, are stated at fair value. Quoted market prices are used to value mutual funds and common stocks. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in collective funds are valued at fair value as estimated by US Bank (formerly Firstar Bank N.A.) (the Trustee). Participant loans are valued at cost which approximates fair value.

          In accordance with Department of Labor regulations, realized and unrealized gains and losses are based on the value of the investments as of the later of the beginning of the plan year or at the time of purchase, if purchased during the year, and are reflected currently in the statement of changes in net assets available for plan benefits.


                                                                     (continued)

                        SHIRE US INC. 401(k) SAVINGS PLAN
             (formerly Richwood Pharmaceutical 401(k) Savings Plan)
                          Notes to Financial Statements
                           December 31, 2001 and 2000

          Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

     (d)  Payment of Benefits

          Benefits are recorded when paid.

(3)  Investments

     The Plan provides for investments in various investment securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

     The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 2001 and 2000:


                                                                  2001                          2000
                                                    --------------------------------  -------------------------
                                                        Shares       Market Value      Shares     Market Value
                                                    ------------   -----------------  --------   --------------
        Shire Pharmaceuticals Group, PLC                 37,680     $  1,379,088       16,234     $    748,659
        Dreyfus Founders Growth Fund                    121,930        1,283,924       73,710        1,034,151
        First American Relative Value Fund               21,713          555,417       14,732          408,089
        Franklin Small-Mid Cap Growth Fund               38,136        1,188,693       17,571          691,081
        Scudder Growth and Income Fund                   44,043          927,543       31,554          762,021
        Templeton Growth Fund                            38,813          698,626       30,334          560,348
        First American Treasury Obligation Fund       2,210,557        2,210,557
        INVESCO Dynamics Fund                            35,616          567,356



         During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                   2001              2000
                                            ------------------  ----------------
         Mutual Funds                       $     (610,369)           717,002
         Common stock                             (411,723)          (401,100)
         Collective investment funds                11,334             (6,843)
                                            ------------------  ----------------
                                            $   (1,010,758)           309,059
                                            ==================  ================


                                                                     (continued)

                        SHIRE US INC. 401(k) SAVINGS PLAN
             (formerly Richwood Pharmaceutical 401(k) Savings Plan)
                          Notes to Financial Statements
                           December 31, 2001 and 2000

(4)  Party-in-Interest

     Certain plan investments are shares of mutual funds managed by the Trustee. US Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in the Company's stock. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. The Plan held 37,680 and 16,234 shares of the Company stock at a fair value of $1,379,088 and $748,659 at December 31, 2001 and 2000, respectively.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)  Federal Income Tax Status

     The Company adopted a prototype standardized profit sharing plan with a deferral arrangement which received a favorable opinion letter from the Internal Revenue Service on February 8, 1993, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the prototype plan's determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)  Nonexempt Transactions

     Certain nonexempt transactions between the Plan and the Company have been identified and are included in the accompanying Schedule of Nonexempt Transactions. The nonexempt transactions occurred as a result of the Company not remitting employee contributions to the Plan in a timely manner. Since the occurrence of the nonexempt transactions, the Company has implemented additional procedures to improve the timeliness of the remittance of employee contributions to the Plan. The nonexempt transactions were corrected when the employee contributions were remitted to the Plan.

(8)  Plan Merger

     On May 10, 2001, the Roberts Pharmaceutical Corporation Savings and Protection Plan was merged into the Plan.

(9)  Subsequent Event

     On February 15, 2002, the Company certified that it intended to adopt the Ulmer & Berne LLP Defined Contribution Prototype Plan and Trust Agreement Basic Plan Document and the related Prototype Non-Standardized Profit Sharing/401(k) Plan Adoption agreement as approved for GUST (General Agreement on Trade/Uruguay Round Agreement Act, Uniformed Services Employment and Reemployment Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and Internal Revenue Restructuring and Reform Act of 1998) by a favorable opinion letter. This adoption amends and restates the Shire US Inc. 401(k) Savings Plan and was adopted by the Company on June 14, 2002. Ulmer & Berne LLP received a GUST opinion letter for the prototype plan on November 13, 2001.

                                                                      Schedule I

                        SHIRE US INC. 401(k) SAVINGS PLAN
             (formerly Richwood Pharmaceutical 401(k) Savings Plan)

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001



                      Issuer                                        Description                   Current value
--------------------------------------------------   ----------------------------------------   -----------------

Collective investment fund--
*      US Bank, N.A.                                 Employee Benefit Stable Asset Fund                244,074
                                                                                                   --------------

                  Total collective investment fund                                                     244,074
                                                                                                   --------------
Mutual funds:
       Dreyfus                                       Dreyfus Founders Growth Fund                    1,283,924
*      US Bank, N.A.                                 First American Bond IMMDEX Fund                   202,606
*      US Bank, N.A.                                 First American Equity Index Fund                  153,905
*      US Bank, N.A.                                 First American Prime Obligation Fund                3,665
*      US Bank, N.A.                                 First American Relative Value Fund                555,417
*      US Bank, N.A.                                 First American Treasury Obligation Fund         2,210,557
       Franklin Templeton Investments                Franklin Small-Mid Cap Growth Fund              1,188,693
       INVESCO Stock Funds, Inc.                     INVESCO Dynamics Fund                             567,356
       Janus Capital Corporation                     Janus Advisor Balanced Fund                       233,001
       Janus Capital Corporation                     Janus Advisor Worldwide Fund                      288,875
       Scudder Investments                           Scudder Growth & Income Fund                      927,543
       Franklin Templeton Investments                Templeton Growth Fund Inc.                        698,626
                                                                                                   --------------
                  Total mutual funds                                                                 8,314,168

Corporate stock--
*      Shire Pharmaceuticals Group, plc ADR          Common stock                                    1,379,088
                                                                                                   --------------
                  Total corporate stock                                                              1,379,088
                                                                                                   --------------
                  Total investments                                                                  9,937,330

*  Participant loans                                 Loans ranging from 1-5 years maturity with
                                                     interest rates ranging from 5.75% to               76,606
                                                     10.50%
                                                                                                   --------------
                  Total assets held for investment
                  at December 31, 2001                                                            $ 10,013,936
                                                                                                   ==============

*Denotes party-in-interest

See accompanying independent auditors' report


                                                                     Schedule II

                        SHIRE US INC. 401(k) SAVINGS PLAN
             (formerly Richwood Pharmaceutical 401(k) Savings Plan)

           Schedule G, Part III -- Schedule of Nonexempt Transactions

                      For the Year ended December 31, 2001


                     Relationship to plans,  Description of Transactions, including maturity                        Interest
Identity of party      employer or other     date, rate of interest, collateral, par or              Amount         incurred
    involved         other party-in-interest             maturity  value                           loaned(1)         in loan
-----------------    ----------------------- -------------------------------------------------  ----------------  ---------------

Shire US Inc.        Employer/Plan Sponsor   Deemed loan for late remittance of employee
                                             contributions dated March 21, 2001, maturity June
                                             12, 2001 with interest at 8.50%                         $52,739          1,034

Shire US Inc.        Employer/Plan Sponsor   Deemed loan for late remittance of employee
                                             contributions dated April 20, 2001, maturity
                                             June 8, 2001 with interest at 8.50%                       4,678             54
                                                                                                ----------------  ---------------
                                                                                                     $57,417          1,088
                                                                                                ================  ===============


(1)      Per footnote 8, Nonexempt Transactions

See accompanying independent auditors' report.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              SHIRE US INC. 401(K) SAVINGS
                                   PLAN AND TRUST


                              By:    /s/ William Nuerge
                                     -------------------------------------------
                                     William Nuerge
                                     President and CEO
                                     Shire US Inc.
Date:  June 28, 2002